Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Rafi Amit, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report for Camtek Ltd. on Form 20-F for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Camtek Ltd.

Date:  June 29, 2003

By:	/s/ Rafi Amit

Name: Rafi Amit
Title: Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Camtek Ltd. and will be retained by Camtek Ltd. and furnished to the Securities Exchange Commission or its staff upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Moshe Amit, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report for Camtek Ltd. on Form 20-F for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Camtek Ltd.

Date:  June 29, 2003

By:	/s/ Moshe Amit

Name: Moshe Amit
Title: Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Camtek Ltd. and will be retained by Camtek Ltd. and furnished to the Securities Exchange Commission or its staff upon request.